EXHIBIT 12.01

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

ELECTRONIC ARTS INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(in $000's)

	Fiscal Years Ended March 31,					Six Months Ended September 30, 2002
	1998	1999	2000	2001	2002
Interest component of rental expense	4,153	4,870	5,724	5,978	4,636	1,921
Interest expense	1,824	5,975	9,368	10,986	7,765	3,482

Total fixed charges	5,977	10,845	15,092	16,964	12,401	5,403

Pre-tax income	108,150	116,241	168,255	(16,070)	143,640	84,103
Fixed charges	5,977	10,845	15,092	16,964	12,401	5,403

Earnings for calculation purposes	114,127	127,086	183,347	894	156,041	89,506

Ratio of earnings to fixed charges	19.1	11.7	12.1	0.1	12.6	16.6